Filed Pursuant to

Rule 424 (b) (3)

Registration No. 333-107213

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 29, 2003)

7,950,000 SHARES

RAYONIER INC.

COMMON SHARES

We have declared a special dividend payable to shareholders of record on November 14, 2003. Pursuant to the terms of this special dividend, each shareholder will have the option to elect to receive (1) cash, (2) common shares or (3) a combination of cash and common shares, as described in more detail below. We will limit the amount of cash payable to shareholders, however, to 20% of the total value of the special dividend. If the aggregate amount of shareholder cash elections exceeds 20% of the total value of the special dividend, then cash payments in excess of 20% will be prorated as described in more detail on page S-1 of this prospectus supplement. Based on currently available information, we believe that the special dividend will be valued at approximately $275 million. Changes in the market value of our common shares between now and December 19, 2003, the payment date, will impact the value of the special dividend to you.

The special dividend will be payable in common shares or cash, at your election. You may elect to receive either:

•	0.187 common shares on each common share that you own; or

•	a cash amount equal to 0.187 multiplied by the average of the closing price per share of Rayonier common shares for the consecutive three-day period ending December 10, 2003, which we refer to as the “Cash Conversion Price,” for each common share that you own, subject to the limitation that in no event will the aggregate amount of cash paid to all shareholders exceed 20% of the total value of the special dividend calculated based on the Cash Conversion Price; or

•	a combination of both common shares and cash, as determined by the two preceding bullet points.

In order to make your election, we must receive the enclosed election form no later than 5:00 P.M. Eastern Standard Time (EST) on December 11, 2003.

You will receive cash in lieu of any fractional share (based on the Cash Conversion Price) so that you will receive a whole number of shares. However, cash paid in lieu of fractional shares will not count towards the 20% limit on cash payments referred to above.

If you fail to make a timely election you will receive your special dividend in common shares (and cash in lieu of any fractional share).

Before completing your election, you should carefully consider each of the factors described under “Risk Factors” beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these common shares or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this Prospectus Supplement is November 21, 2003.

Prospectus Supplement

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COMPLETING THE ELECTION FORM

We have prepared the election form enclosed with this prospectus supplement so that you can inform us whether you want to receive your special dividend in cash, common shares or a combination of cash and common shares. You do not have to make the same election for all of your shares. If you elect to receive any common shares, you will receive a whole number of shares and cash in lieu of any fractional share. If you elect to receive cash on more than 20% of your common shares, the actual amount of cash you receive will be subject to proration as described in the following paragraphs.

If the total number of Rayonier common shares for which an election to receive the special dividend in cash is made, which we refer to as the “Cash Election Shares,” is less than or equal to 20% of the outstanding number of Rayonier common shares on the record date, then all holders of Cash Election Shares will receive the special dividend on all such shares in cash.

If the number of Cash Election Shares is greater than 20% of the outstanding number of Rayonier common shares on the record date, then

(a) shareholders electing to receive the special dividend in cash on 20% or less of the total number of Rayonier common shares they hold will receive the special dividend on each of their Cash Election Shares in cash, and

(b) shareholders electing to receive the special dividend in cash on more than 20% of the total number of Rayonier common shares they hold will receive the special dividend on their Cash Election Shares as follows:

(1) cash on the number of Cash Election Shares equal to 20% of their total Rayonier shares; plus

(2) cash on each shareholder’s Cash Election Shares in excess of 20% of such shareholder’s total Rayonier common shares held, which we refer to as “Excess Cash Election Shares,” equal to the proportion that such shareholder’s Excess Cash Election Shares bear to the total Excess Cash Election Shares of all shareholders, multiplied by the cash remaining after cash allocations are made pursuant to (a) and (b)(1) above (but, subject to the 20% total value limitation on the aggregate amount of cash to be paid discussed above); plus

(3) Rayonier common shares in payment of the special dividend on each shareholder’s remaining Excess Cash Election Shares.

As a result, if you elect to receive the special dividend in cash on more than 20% of the total Rayonier common shares that you hold, you may not receive the allocation of cash and shares that you elect, and you may instead receive a pro rata amount of cash for your election in excess of 20%.

Please complete and sign the election form and return it to The Bank of New York either: (1) in the enclosed postage-paid envelope or (2) by facsimile transmission to (781) 380-3388 as soon as possible. To be effective, we must receive your election on or before 5:00 P.M. (EST) on Thursday, December 11, 2003. If you do not timely return a properly completed election form, you will receive your special dividend in common shares (and cash in lieu of any fractional share). Your election is revocable until 5:00 P.M. (EST) on December 11, 2003. You may revoke your election by submitting a new, properly completed election form bearing a later date than your previously submitted election form.

If your shares are held in the name of a bank or broker, please promptly inform them of your election.

If you have any questions about completing or submitting the election form, or need a new election form, please call our information agent, Georgeson Shareholder Communications Inc., toll-free at (888) 679-2903.

REASON FOR THE SPECIAL DIVIDEND

On November 3, 2003, we announced that our board of directors had declared the special dividend in connection with our planned conversion to a real estate investment trust, or “REIT”, commencing with our taxable year ending December 31, 2004. We declared the special dividend because, in order to qualify as a REIT for federal income tax purposes, we are required to distribute to our shareholders all of our accumulated “earnings and profits” or “E&P” through December 31, 2003, as determined for tax purposes, prior to the end of the first taxable year for which the REIT election is effective. The special dividend is intended to satisfy this requirement.

The cash election option for the special dividend is being provided in order to assure that the special dividend is treated as a taxable distribution pursuant to federal income tax law and regulations and to offer shareholders cash to offset any resulting federal income tax liability.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SPECIAL DIVIDEND

The following discussion summarizes the material federal income tax considerations and consequences of the special dividend. The discussion does not address the tax consequences that may be relevant to particular holders of our common shares subject to special treatment under certain federal income tax laws, such as dealers in securities, traders in securities who elect to mark to market, banks, insurance companies, regulated investment companies or persons holding our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. This discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction.

For purposes of the following discussion, a U.S. shareholder is a holder of our common shares who, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any state or under the laws of the District of Columbia, unless Treasury regulations provide otherwise;

•	an estate, the income of which is subject to federal income taxation regardless of its source; or

•	a trust whose administration is under the primary supervision of a U.S. court and with respect to which one or more U.S. persons have the authority to control all substantial decisions of the trust.

Except where noted and as to statements of fact, all legal conclusions in this section represent the opinion of Vinson & Elkins L.L.P. The information in this discussion and the opinions of Vinson & Elkins L.L.P. expressed herein are based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Code, existing administrative interpretations and practices of the Internal Revenue Service, or the “IRS”, and judicial decisions, all of which are subject to change either prospectively or retroactively.

The tax consequences of the special dividend will depend on a shareholder’s particular tax circumstances. Holders of our common shares are urged to consult their tax advisors regarding the specific federal, state, local and foreign income and other tax consequences of the special dividend.

The Special Dividend

The special dividend is intended to assist us in meeting the requirement that we distribute to our shareholders our accumulated non-REIT tax E&P through calendar year end. For a discussion of this requirement, see “Material Federal Income Tax Consequences—Taxation of Rayonier—Organizational and Ownership Requirements” beginning on p. 31 of the accompanying prospectus. Shareholders of record on November 14, 2003 will receive in a special dividend, payable on December 19, 2003, additional common shares, cash or a combination of the two, at each shareholder’s election.

We are limiting the maximum aggregate amount of cash to be distributed as part of the special dividend, and we have accordingly requested and received from the IRS a private letter ruling confirming that our limit on the amount of cash paid in the special dividend will not affect the character of the distribution as a dividend for federal income tax purposes. The special dividend will reduce the amount of our non-REIT tax E&P by the value of cash and common shares distributed in the special dividend.

To the extent we continue to retain non-REIT tax E&P following the payment of the special dividend (because our non-REIT tax E&P is determined to be in excess of the value of the special dividend), we will be able to reduce such non-REIT tax E&P, without adversely impacting our REIT status, by subsequently paying dividends to our shareholders in 2004 or by paying a “deficiency dividend” in a later year. However, under current law, distributions of non-REIT tax E&P after we have become taxable as a REIT will not be eligible for the new reduced maximum 15% tax rate on “qualified dividend income” described below under “—Taxation of Taxable Domestic Shareholders.”

Taxation of Taxable Domestic Shareholders

A record holder of our common shares at the time of the special dividend will include the sum of the fair market value (as of December 19, 2003, the payment date) of the common shares received and the amount of any cash received in his gross income as dividend income.

We currently estimate that the aggregate value of the special dividend will be approximately $275 million. Under the recently-enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, which we refer to as the “Jobs and Growth Tax Act”, certain “qualified dividend income” received by non-corporate U.S. shareholders of regular domestic corporations are taxed at a maximum rate of 15%. This favorable rate of tax generally does not apply to distributions by a REIT of non-REIT tax E&P. Accordingly, we are attempting to distribute our non-REIT tax E&P during the year preceding our first taxable year as a REIT. For this reason, we have selected record and payment dates for the special dividend that are sufficiently in advance of year-end to allow eligible non-corporate U.S. holders of our common shares to receive their special dividend – whether in the form of common shares, cash or a combination of the two – as “qualified dividend income.” Consequently, if you are a non-corporate U.S. holder of our common shares, you may be eligible to be taxed at the lower rates on any portion of the special dividend constituting a dividend for federal income tax purposes. The reduced tax rate for “qualified dividend income” is not available unless the stock on which an otherwise qualifying dividend is paid has been held for more than 60 days (calculated according to the rules described below) during the 120-day period beginning 60 days before the date on which the shares become ex-dividend.

For certain U.S. shareholders, the special dividend may be an “extraordinary dividend” under the Jobs and Growth Tax Act. The Act defines an “extraordinary dividend” as a dividend equal to at least 10% of a holder’s adjusted basis in its shares of common stock. A U.S. shareholder who receives an extraordinary dividend and later sells his underlying shares at a loss will be treated as realizing a long-term capital loss (regardless of his holding period in his shares) to the extent of the extraordinary dividend.

Any shareholder who receives our common shares pursuant to the special dividend will have a basis in such shares equal to the fair market value of our common shares on December 19, 2003, the payment date. A shareholder’s holding period in shares received in the special dividend will begin on the date of receipt.

U.S. shareholders that are domestic corporations (but not S corporations) will generally be eligible for the 70% dividends-received deduction in respect of amounts received as a result of the special dividend that are treated for federal income tax purposes as a dividend. However, such corporate holders should consider the possible effects of:

•	Section 1059 of the Code, which reduces a corporate holder’s basis in its shares (but not below zero) by the non-taxed portion of an extraordinary dividend, where the holder has not held such shares for more than two years before the dividend announcement date;

•	Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate holder that has incurred indebtedness that is “directly attributable” to an investment in portfolio shares;

•	Section 246(b) of the Code, which limits the amount of the dividends-received deduction to a percentage of the corporate holder’s taxable income; and

•

Section 246(c) of the Code, which, among other things, disallows the dividends-received deduction in respect of any dividend on a share of stock that has been held for 45 days or less (calculated according to the rules described below) during the 90-day period beginning on the date which is 45 days before the ex-dividend date.

For purposes of calculating (i) the 60-day holding period as applied to non-corporate U.S. holders potentially eligible to be taxed on “qualified dividend income” at reduced rates and (ii) the 45-day holding period as applied to corporate holders potentially eligible for the dividends-received deduction, any period in which the holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, or has granted certain options to buy substantially identical stock or securities, or holds one or more other positions in substantially similar or related property that diminishes the risk of loss from holding our common shares will not be counted toward the required holding period. Corporate holders should consider the effect of the corporate alternative minimum tax, which imposes a maximum tax rate of 20% on a corporation’s alternative minimum taxable income for the tax year and which is calculated without regard to the dividends-received deduction.

In general, information reporting requirements will apply to the distribution of the special dividend, unless an exception applies. Further, the payor of amounts in respect of the special dividend will be required to withhold backup withholding tax at the rate of 28% if:

•	the payee fails to furnish a taxpayer identification number, or a “TIN”, to the payor or to establish an exemption from backup withholding;

•	the IRS notifies the payor that the TIN furnished by the payee is incorrect;

•	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3906(c) of the Code; or

•	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding.

Some U.S. shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. shareholder will be allowed as a credit against the U.S. shareholder’s United States federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

Taxation of Tax-Exempt U.S. Shareholders

If a tax-exempt holder of our common shares does not hold those shares as “debt financed property” within the meaning of the Code and those shares are not otherwise used in a trade or business, the special dividend will generally not constitute unrelated business taxable income.

Taxation of Non-United States Shareholders

A non-U.S. holder of our common shares will treat the fair market value of the special dividend as ordinary income.

For non-U.S. shareholders, the special dividend will be subject to withholding of United States federal income tax on a gross basis at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless it is treated as effectively connected with the conduct by the non-U.S. shareholder of a United States trade or business. Certain certification and disclosure requirements must be satisfied for the shareholder to be exempt from withholding under the effectively connected income exemption. If the special dividend is effectively connected with such a trade or business, a non-U.S. shareholder will be subject to tax on the special dividend on a net basis (that is, after allowance of deductions) at graduated rates and generally will not be subject to withholding. A non-U.S. shareholder that is a corporation may also be subject to an additional branch profits tax on the special dividend at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Generally, information reporting will apply to the distribution of the special dividend, and backup withholding at the rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

LEGAL MATTERS

The validity of the common shares issued in the special dividend will be passed upon for us by Womble Carlyle Sandridge & Rice, PLLC, Research Triangle Park, North Carolina. Certain tax matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

PROSPECTUS

$500,000,000

RAYONIER INC.

DEBT SECURITIES

COMMON SHARES

PREFERRED SHARES

We may offer and sell, from time to time, the following securities under this Prospectus:

•	debt securities;

•	common shares; and

•	preferred shares.

This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

Our common shares are listed on the New York Stock Exchange under the symbol “RYN.”

INVESTING IN ANY OF OUR SECURITIES INVOLVES RISK. YOU SHOULD CAREFULLY CONSIDER EACH OF THE FACTORS DESCRIBED UNDER “ RISK FACTORS” WHICH BEGINS ON PAGE 3 OF THIS PROSPECTUS BEFORE YOU MAKE AN INVESTMENT IN THE SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 29, 2003.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may, over time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The information in this prospectus is accurate as of September 25, 2003. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus, any prospectus supplement and the documents we incorporate by reference contain forward-looking statements. These statements use forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “project” or other similar words. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other “forward-looking” information.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. These statements reflect our current views with respect to future events and are subject to various risks, uncertainties and assumptions including, but not limited to, the following:

•	fluctuations in global market trends and world events that could impact customer demand and pricing;

•	interest rate and currency movements;

•	adverse weather conditions;

•	fluctuations in demand and pricing for cellulose specialties, absorbent materials, and timber and wood products;

•	changes in production costs for wood products and performance fibers, particularly for raw materials such as wood, energy and chemicals;

•	unexpected delays in the closing of land sale transactions;

•	implementation or revision of governmental policies and regulations affecting the environment, import and export controls and taxes;

•	changes in tax laws that could reduce the tax benefits associated with a Real Estate Investment Trust (“REIT”);

•	the timing of our election to be taxed as a REIT, and our ability to satisfy complex rules in order to qualify as a REIT and to operate effectively within the limitations imposed by these rules; and

•	the failure to achieve the expected competitive advantages of operating as a REIT.

Many of such factors are beyond our ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements.

THE COMPANY

We are a leading international forest products company primarily engaged in the production and sale of high value-added performance cellulose fibers and activities associated with timberland management, including the sale of timber and timberlands. We focus our corporate strategy on two core businesses: (i) performance fibers and (ii) timber and land, as a platform for growth and enhanced financial performance. We own and operate two performance fiber mills and own, lease or control approximately 2.2 million acres of timberland located primarily in the United States and New Zealand.

Please read “The REIT Conversion” for a discussion of certain transactions we will undertake in order to qualify as a REIT.

Our executive offices are located at 50 North Laura Street, Jacksonville, Florida 32202, and our telephone number is (904) 357-9100. Our website address is www.rayonier.com. The information contained on our website is not part of this prospectus.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “Rayonier,” “we,” “us,” or “our” are to Rayonier Inc. and its subsidiaries on a consolidated basis.

THE REIT CONVERSION

On August 18, 2003, our board of directors, after reviewing various strategic alternatives, authorized our election to be taxed as a REIT effective January 1, 2004. We believe our conversion to REIT status will position us to increase shareholder value.

In order to qualify as a REIT, we will need to move our non-qualifying REIT assets to wholly-owned taxable corporate subsidiaries. These non-qualifying REIT assets include our performance fibers mills, wood products facilities and certain land sales operations. We expect that our New Zealand timberlands and related operations will also be included in these taxable subsidiaries.

Additionally, in order to be eligible to elect REIT status, we anticipate providing shareholders with a special distribution of our non-REIT earnings and profits (“E&P”) attributable to C corporation taxable years. The distribution of our non-REIT E&P will be taxable as a dividend. The special distribution will provide shareholders with the option to elect some of the special distribution in cash, with the balance of the distribution to be made in our common shares. The share portion of the distribution will be effected as a share dividend and therefore will increase the number of our shares outstanding.

RISK FACTORS

Investing in our securities involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors, together with all of the other information presented in this prospectus, any prospectus supplement, and the documents we have incorporated by reference in deciding whether to invest in our securities. Each of these factors could adversely affect the market price of our securities and our financial results.

Risks Related to Our Business

The cyclical nature of the forest products industry could adversely affect our results of operations.

Our financial performance is dependent on the selling prices of our products. The markets for absorbent materials, timber and wood products are cyclical and are influenced by a variety of factors beyond our control. For example, the demand for sawtimber is primarily affected by the level of new residential construction activity, the supply of manufactured timber products including imports of timber products and, to a lesser extent, repair and remodeling activity and other industrial uses. The demand for absorbent materials is related to the demand for disposable products such as diapers and feminine hygiene products. These activities are, in turn, subject to fluctuations due to:

•	changes in domestic and international economic conditions;

•	interest and currency rates;

•	population growth; and

•	weather conditions.

In addition, our results of operations are subject to global economic changes as supplies of wood fiber and pulp and paper production capacity shift in response to changing economic conditions.

Changes in global market trends and world events could impact customer demand.

The global reach of our business causes it to be subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in United States locations. Negative changes in the following factors, among others, could have a negative impact on our business and results of operations:

•	effects of exposure to currency other than United States dollars, due to having non-U.S. customers and foreign manufacturing operations in New Zealand;

•	regulatory, social, political, labor or economic conditions in a specific country or region; and

•	trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, and import and export licensing requirements.

Changes in production costs may adversely effect our financial condition.

Production costs for our wood products and performance fibers can be affected by increases or decreases in raw material prices, particularly for raw materials such as wood, energy and chemicals. These raw materials fluctuate in price as a result of changing economic conditions or due to particular supply and demand considerations. In particular, we are currently experiencing a limited availability of hardwood which has resulted in increased production costs. Increases in production costs could have a material adverse effect on our business, financial condition and results of operations.

Forestry and environmental regulations restrict timber harvesting and may otherwise restrict our ability to conduct our business.

If regulatory permits are delayed, restricted or rejected, a variety of operations on our timberlands could be delayed or restricted.    In connection with a variety of operations on our properties, we are required to make regulatory filings with state agencies in the states in which we operate. Any of these agencies could delay review of or reject any of our filings. Any delay associated with a filing could result in a delay or restriction in replanting, thinning, insect control, fire control or harvesting, any of which could have an adverse effect on our operating results.

For example, in Washington state, we are required to file a Forest Practice Application for each unit of timber to be harvested. These applications may be denied or restricted by the regulatory agency or appealed by other parties, including citizen groups. Appeals or actions of the regulatory agencies could delay or restrict timber harvest activities pursuant to these permits. Delays or harvest restrictions on a significant number of applications could have an adverse effect on our operating results.

Environmental groups and interested individuals may seek to delay or prevent a variety of operations on our timberlands.    We expect that environmental groups and interested individuals will intervene with increasing frequency in the regulatory processes in the states where we own timberlands. In Washington state, environmental groups and interested individuals may appeal individual forest practice applications or file petitions with the Forest Practices Board to challenge the regulations under which forest practices are approved. These and other challenges could materially delay or prevent operations on our properties. Delays or restrictions due to the intervention of environmental groups or interested individuals could adversely affect our operating results.

In addition to intervention in regulatory proceedings, interested groups and individuals may file or threaten to file lawsuits that seek to prevent us from implementing our operating plans. Any lawsuit or even a threatened lawsuit could delay harvesting on our timberlands. Among the remedies that could be enforced in a lawsuit is a judgment entirely preventing or restricting harvesting on a part of our timberlands.

Other regulations and environmental risks may adversely affect us.    Our operations and properties are subject to laws and regulations governing forestry operations, the environment, and health and safety. Some of these laws and regulations could impose on us significant costs, penalties and liabilities for violations or existing conditions whether or not we caused or knew about them. Our lands are also subject to laws and regulations designed to protect wetlands and threatened or endangered species, which may restrict future harvesting, road building and other activities.

We may currently own or may acquire properties subject to environmental and other liabilities.    We may currently own or may acquire timberlands subject to environmental liabilities, such as cleanup of hazardous substance contamination and other existing or potential liabilities of which we are not currently aware. While timberlands do not generally carry as high a risk of environmental contamination as industrial properties, the cost of cleanup of contaminated properties could increase our operating costs. We may not be able to recover any of these liabilities from the sellers of these properties. We also could be subject to claims or losses under environmental laws for conditions on those properties that are not revealed through investigations by environmental consultants before their acquisition.

The impact of existing regulatory restrictions on future harvesting activities may be underestimated.    Federal, state and local laws and regulations intended to protect threatened and endangered species, as well as waterways and wetlands, limit and may prevent timber harvesting, road building and other activities on our timberlands. The threatened and endangered species restrictions apply to activities that would kill, injure or harass a protected species or significantly degrade its habitat. The size of the area subject to restriction will vary depending on the protected species at issue, the time of year and other factors, but can range from less than one to several thousand acres. A number of species that naturally live on or near our timberlands, including the northern spotted owl, marbled murrelet, bald eagle, several species of salmon and trout in the Northwest, and the red cockaded woodpecker, bald eagle, wood stork, red hill salamander, and flatwoods salamander in the Southeast, are protected under the Federal Endangered Species Act or similar state laws.

As we gain additional information regarding the presence of threatened or endangered species on our timberlands, or if regulations become more restrictive, the amount of our timberlands subject to harvest restrictions could increase.

Regulation may become more restrictive and reduce the amount of our timber that is available for harvesting.    Laws, regulations and related judicial decisions and administrative interpretations affecting our business are subject to change and new laws and regulations that may affect our business are frequently enacted. These changes may adversely affect our ability to sell timber and our operating results. These laws and regulations may relate to, among other things:

•	the protection of timberlands;

•	endangered species;

•	air and water quality;

•	timber harvesting practices; and

•	recreation and aesthetics.

Over time, the number of environmental, endangered species and forestry laws and regulations has increased markedly and the enforcement of these laws and regulations has intensified. We believe that these laws and regulations will continue to become more restrictive.

Changes in demand for “higher and better use” properties may affect land sale revenues.

We regularly sell 2-4% of our timberland base each year in order to realize the appreciated value of our land holdings. The majority of such sales consist of properties that have become more valuable for development or conservation than for growing timber. A number of factors, including a slow down in commercial or residential real estate development, particularly along the I-95 corridor in Florida and Georgia, or a reduction in the availability of public funding for conservation projects, could reduce the demand for such properties and negatively affect revenues from our land sale program.

Changes in supply may affect timber prices and our revenues.

Some governmental agencies, principally the U.S. Forest Service and the Bureau of Land Management, own large amounts of timberlands. If these agencies choose to sell more timber than they have been selling in recent years, timber prices could fall.

Our industry is very competitive.

The forest products industry is very competitive in terms of price and quality. Many of our competitors have substantially greater financial and operating resources than we do and own more timberlands than we do. In addition, wood products are subject to significant competition from a variety of non-wood and engineered wood products. Also, we are subject to competition from lumber products and logs imported from foreign sources to the United States as well as to the export markets served by us. To the extent there is a significant increase in competitive pressures from substitute products or other domestic or foreign suppliers, our business could be substantially negatively affected.

Weather and other natural conditions may limit our timber harvest.

Weather conditions, timber growth cycles and restrictions on access may limit harvesting of our timberlands, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and natural disasters.

We do not insure against losses of timber from any causes, including fire.

The volume and value of timber that can be harvested from our timberlands may be reduced by:

•	fire;

•	insect infestation;

•	severe weather;

•	disease;

•	natural disasters; and

•	other causes beyond our control.

A reduction in our timber inventory could hurt our financial results and cash flows. As is typical in the industry, we do not maintain insurance for any loss to our timber, including losses due to these causes.

A significant portion of the timberland that we own, lease or control is concentrated in limited geographic areas.

We own, lease or control approximately 2.2 million acres of timberland located primarily in the United States and New Zealand. Approximately 1.7 million acres are located principally in Georgia, Florida and Alabama. Accordingly, if the level of production from these forests substantially declines, it could have a material adverse effect on our overall production levels and our revenues.

Our operating and financial flexibility, including our ability to borrow money, is limited by certain debt arrangements.

We have significant debt arrangements in place at our major timberland subsidiary, Rayonier Timberlands Operating Company, L.P., including a $75 million revolving credit facility and four series of long term installment notes totaling $485 million, all arranged in connection with a large timberland acquisition in October of 1999. In addition, we have a number of other debt arrangements in place, including, but not limited to, a revolving credit facility, medium-term notes due 2004 and five series of pollution control and solid waste disposal revenue bonds. We may be limited in our ability to borrow substantial amounts of money by covenants in these various debt agreements. As a result, we may not be able to borrow money to finance our operations or to make acquisitions. Additionally, some covenants in our debt agreements restrict our ability to:

•	incur liens;

•	engage in mergers, consolidations or asset dispositions;

•	sell, lease, transfer or otherwise dispose of assets;

•	permit our subsidiaries to incur debt;

•	change our business; or

•	permit us or our subsidiaries to change accounting practices.

Our credit facility contains covenants that require us to maintain compliance with financial ratios such as debt to “Covenant EBITDA” and “Covenant EBITDA” to interest expense, among others. “Covenant EBITDA” is defined as earnings from continuing operations before interest expense, income taxes, depreciation, depletion, amortization and the non-cash cost of land sales. If we are unable to meet the terms of these covenants or if we breach any of these covenants, a default could result under our revolving credit facility. A default, if not waived by our lenders, could impair our ability to obtain funds under our revolving credit facility and could result in outstanding amounts thereunder becoming immediately due and payable. If acceleration occurs, we may not be able to repay our debt and we may not be able to borrow sufficient additional funds to refinance the debt.

We are dependent upon key personnel.

We believe that our success depends, to a significant extent, upon the efforts and abilities of our senior operating management team. Our failure to retain the key members of our senior operating management team could adversely affect our financial condition or results of operations.

Our failure to maintain satisfactory labor relations could have a material adverse effect on our business.

Approximately 40% of our work force is unionized. As a result, we are required to negotiate the wages, benefits and other terms with many of our employees collectively. Our financial results could be adversely affected if labor negotiations were to restrict our ability to maximize the efficiency of our operations. Our inability to negotiate acceptable contracts with any of these unions as existing agreements expire could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized employees were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption of our operations and higher on-going labor costs, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the REIT Conversion

The current price of our common shares may not be indicative of the price of our common shares following the special E&P distribution and REIT conversion.

Our current share price may not be indicative of how the market will value our common shares following the REIT conversion because of the effect of the distribution of shares and cash in connection with the special E&P distribution and the change in our organization from a taxable corporation to a REIT.

Because the timing of the REIT conversion is not certain, we may not realize the anticipated tax benefits from the REIT conversion effective January 1, 2004.

The timing of the REIT conversion will depend on our ability to successfully complete the required transactions for qualification as a REIT. We anticipate that the REIT conversion will be effective no later than January 1, 2004, although we cannot assure you that the effective date of the conversion will not be delayed. If the transactions contemplated by the conversion are delayed, we may not be qualified to elect REIT status effective January 1, 2004. Consequently, the federal income tax benefits attributable to our status as a REIT, including our ability to reduce our corporate-level federal income tax, would not commence January 1, 2004, and we would continue to pay corporate-level income taxes in 2004.

There are uncertainties relating to the estimate of our E&P attributable to C corporation taxable years.

In order to qualify as a REIT, we will be required to distribute our E&P attributable to C corporation taxable years (“non-REIT E&P”) prior to the end of our first taxable year as a REIT, which we expect will be the taxable period ending December 31, 2004. Failure to do so would result in our disqualification as a REIT. The determination of this non-REIT E&P is a complex factual and legal determination. We may have less than complete information at the time we undertake our analysis or may interpret the applicable law differently than the Internal Revenue Service (the “IRS”). We currently believe and intend that our distribution of non-REIT E&P will exceed the amount required to be distributed in order to satisfy the requirements relating to the distribution of non-REIT E&P. There are, however, substantial uncertainties relating to the determination of our non-REIT E&P, including the possibility that the IRS could, in completing audits for tax years through 2003, successfully assert that our taxable income should be increased, which would increase our non-REIT E&P. Thus, we cannot assure you that we will satisfy the requirement that we distribute all of our non-REIT E&P by the close of our first taxable year as a REIT. Moreover, although there are procedures available to cure a failure to distribute all of our non-REIT E&P, we cannot now determine whether we will be able to take advantage of them or the economic impact on us of doing so.

The extent of our use of taxable REIT subsidiaries may affect the price of our common shares relative to the share price of other REITs.

Following our election to be taxed as a REIT, we intend to conduct a portion of our business activities through one or more taxable REIT subsidiaries (“TRSs”). TRSs are corporations subject to corporate-level tax. Our use of TRSs will enable us to engage in non-REIT qualifying business activities such as the production and sale of performance fibers and wood products, sales of timberlands (as a dealer), sales of logs and lump-sum sales of timber. However, under the Internal Revenue Code of 1986, as amended (the “Code”), no more than 20% of the value of the assets of a REIT may be represented by securities of one or more TRSs. This limitation may affect our ability to increase the size of non-REIT qualifying operations. Furthermore, our use of TRSs may cause the market to value our common shares differently than the shares of other REITs, which may not use TRSs as extensively as we will use them.

Our management has never operated a REIT.

Although our officers and directors have substantial experience in the timber industry and managing timberlands, no member of our management team has prior experience operating a REIT.

Lack of shareholder ownership and transfer restrictions in our articles of incorporation may affect our ability to qualify as a REIT.

In order to qualify as a REIT, an entity cannot have five or fewer individuals who own, directly or indirectly after applying attribution of ownership rules, 50 percent or more of its outstanding voting shares. Although it is not required by law or the REIT provisions of the Code, almost all existing REITs have adopted ownership and transfer restrictions in their articles of incorporation or organizational documents which prevent five or fewer individuals from owning, directly or indirectly, 50% or more of the outstanding voting shares of these entities. While we are not currently in violation of this ownership limitation, we do not have, nor do we plan on adopting, share ownership and transfer restrictions. As such, the possibility exists that five or fewer individuals could acquire 50 percent or more of our outstanding voting shares, which could result in our disqualification as a REIT.

If we fail to qualify as a REIT or fail to remain qualified as a REIT, we will have reduced funds available for distribution to our shareholders and our income will be subject to taxation at regular corporate rates.

We intend to operate so as to qualify as a REIT under the Code commencing January 1, 2004. As a REIT, we generally will not pay corporate-level tax on income we distribute to our shareholders as long as we distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). Qualification as a REIT involves the application of highly technical and complex provisions of the Code, which are subject to change, perhaps retroactively, and which are not entirely within our control. We cannot assure you that we will qualify as a REIT or be able to remain so qualified or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

If in any taxable year we fail to qualify as a REIT, we will suffer the following negative results:

•	we will not be allowed a deduction for distributions to shareholders in computing our taxable income; and

•	we will be subject to federal income tax on our taxable income at regular corporate rates.

In addition, we will be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost, unless we are entitled to relief under certain statutory provisions. As a result, net income and the funds available for distribution to our shareholders could be reduced for up to five years or longer.

Certain of our business activities are potentially subject to prohibited transactions tax.

As a REIT, we will be subject to a 100% tax on any net income from “prohibited transactions.” In general, prohibited transactions are sales or other dispositions of property to customers in the ordinary course of business. Sales by us of performance fibers and wood products which we produce, sales of timberlands (as a dealer), sales of logs and lump-sum sales of timber could, in certain circumstances, constitute prohibited transactions.

We intend to avoid the 100% prohibited transactions tax by conducting activities that would otherwise be prohibited transactions through one or more TRSs. We may not, however, always be able to identify timberland properties that will become part of our “dealer” land sales business. Therefore, if we sell timberlands which we incorrectly identify as property not held for sale to customers in the ordinary course of business or which subsequently become properties held for sale to customers in the ordinary course of business, we face the potential of being subject to the 100% prohibited transactions tax.

We will have potential deferred and contingent tax liabilities.

We will be subject to a federal corporate-level tax at the highest regular corporate rate (currently 35%) on any gain recognized from a sale of any assets occurring within ten years of the REIT conversion which we hold at the REIT level at the effective time of our election to be a REIT, but only to the extent of the built-in-gain based on the fair market value of those assets on the effective date of the REIT election. If we elect REIT status effective January 1, 2004, such tax will be based on the fair market value of our assets as of January 1, 2004. Gain from a sale of an asset occurring more than 10 years after the REIT conversion will not be subject to this corporate-level tax.

In addition, the IRS may assert liabilities against us for corporate income taxes for taxable years prior to the time we qualify as a REIT, in which case we will owe these taxes plus interest and penalties, if any.  Moreover, any increase in taxable income will result in an increase in accumulated E&P, which could cause us to pay an additional taxable distribution to our then-existing shareholders within 90 days of the relevant determination.

An investment in our common shares involves other tax issues.

State tax laws may not conform to federal tax law.    Though we expect to qualify as a REIT for federal income tax purposes, our qualification as a REIT under the laws of each individual state will depend, among other things, on that state’s conformity with federal tax law.

If you live in a state whose tax laws do not conform to the federal tax treatment of REITs, even if we do not do business in that state, cash distributions to you may be characterized as ordinary income rather than capital gains for purposes of computing your state taxes. You should consult with your tax advisor concerning the state tax consequences of an investment in our REIT common shares.

Capital gains distributions to non-U.S. shareholders are generally subject to withholding.    We anticipate that substantially all of our cash distributions which are taxable to you will be treated as capital gains. Under the provisions of the Foreign Investment in Real Property Tax Act, which apply to non-U.S. shareholders, capital gain distributions are generally subject to withholding at a rate of 35%.

Risks Specific to Offered Securities

Risks specific to the securities offered from time to time by us pursuant to this prospectus as supplemented by a prospectus supplement will be described in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy at prescribed rates any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC allows us to “incorporate by reference” the information we file, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities or we terminate this offering:

•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002 filed September 19, 2003.

•	Our Quarterly Report on Form 10-Q/A for the period ended March 31, 2003 filed September 19, 2003.

•	Our Quarterly Report on Form 10-Q/A for the period ended June 30, 2003 filed September 19, 2003.

•	Our definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2003.

•	Current Report on Form 8-K filed August 20, 2003.

•	Current Report on Form 8-K filed May 23, 2003.

We make available free of charge on or through our Internet website, www.rayonier.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Investor Relations Department

Rayonier Inc.

50 North Laura Street

Jacksonville, Florida 32202

(904) 357-9100

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

USE OF PROCEEDS

Unless otherwise provided in a prospectus supplement, we intend to use the net proceeds from the sale of any securities offered by this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions, share repurchases and additions to our working capital.

RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO FIXED CHARGES PLUS PREFERRED SHARE DIVIDENDS

Our ratios of earnings to fixed charges and earnings to fixed charges and preferred share dividends for each of the periods indicated are as follows:

	Six Months Ended June 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	3.03x	2.14x	2.16x	2.24x	3.20x	3.36x
Ratio of earnings to fixed charges and preferred share dividends	3.03x	2.14x	2.16x	2.24x	3.20x	3.36x

We computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of: income from continuing operations before income taxes, plus interest expense and other financial charges and the amortization of capitalized interest. Fixed charges consist of: interest expense including interest attributable to operating leases and other financial charges, plus capitalized interest. Because we have no preferred shares outstanding, our ratios of earnings to fixed charges and preferred share dividends are the same as our ratios of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

We will issue our debt securities under an Indenture between us, as issuer, and a bank or trust company, as Trustee. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We and the Trustee may enter into supplements to the Indenture from time to time for various purposes, including establishing the form and terms of a particular series of debt securities.

This description is a summary of the material provisions of the debt securities and the Indenture. We urge you to read the form of the Indenture filed as an exhibit to the registration statement of which this prospectus is a part because the Indenture, and not this description, governs your rights as a holder of debt securities. You can find the definitions of capitalized terms used in this description under “Certain Definitions” below.

General

Any series of debt securities that we issue:

•	will be our general obligations; and

•	will rank equally in contractual right of payment with our other unsubordinated indebtedness.

The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of our board of directors and an accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities of that series;

•	the total principal amount of the debt securities of that series;

•	the date or dates on which the debt securities of that series may be issued;

•	the portion of the principal amount which will be payable if the maturity of the debt securities of that series is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities of that series will be payable;

•	the interest rate which the debt securities of that series will bear and the interest payment dates for the debt securities of that series;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities of that series;

•	whether the debt securities of that series are entitled to any guarantees of any of our Subsidiaries;

•	whether the debt securities of that series may be issued in amounts other than $1,000 each or integral multiples of $1,000;

•	any changes to or additional Events of Default;

•	any affirmative or negative covenants relating to such series; and

•	any other terms of the debt securities of that series.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

Covenants

The Indenture contains the following two covenants for the benefit of the holders of all series of debt securities:

Merger, Amalgamation, Consolidation and Sale of Assets

We will not merge, amalgamate or consolidate with or into any other Person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any Person, whether in a single transaction or series of related transactions, unless:

•	we are the surviving Person in the case of a merger, or the resulting, surviving or transferee entity if other than us:

—	is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia; and

—	expressly assumes by supplemental indenture satisfactory to the trustee all of our obligations under the Indenture and the debt securities;

•	immediately after giving effect to the transaction or series of transactions, no Default or Event of Default has occurred or is continuing; and

•	we have delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the conditions set forth above and any other applicable provisions of the Indenture.

In the case of any such merger, amalgamation, consolidation or sale of assets where we are not the surviving Person, the resulting, surviving or transferee Person will be substituted for us under the Indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the Indenture and the debt securities. If we lease all or substantially all of our assets, we will not be so released from our obligations under the Indenture and the debt securities.

Reports

So long as any debt securities are outstanding, we will:

•	file with the Trustee, within 15 days after we file them with the SEC, copies of the annual reports and of the information, documents and other reports which we are required to file with the SEC pursuant to the Exchange Act; and

•	if we are not required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after we would have been required to file with the SEC, and provide holders of the debt securities with, annual reports and information, documents and other reports comparable to what we would have been required to file with the SEC had we been subject to the reporting requirements of the Exchange Act.

Other Covenants

A series of debt securities may contain additional financial and other covenants applicable to us and our Subsidiaries. The applicable prospectus supplement will contain a description of any such covenants that are added to the Indenture specifically for the benefit of holders of a particular series of debt securities.

Events of Default, Remedies and Notice

Events of Default

Unless otherwise indicated in an accompanying prospectus supplement, each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment, if any, on any debt securities of that series when due;

•	failure to comply for 60 days after notice with our other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series; or

•	our bankruptcy, insolvency or reorganization.

Exercise of Remedies

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities that may be outstanding under the Indenture. If an Event of Default occurs with respect to a series of debt securities, other than an Event of Default described in the fifth bullet point above, and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

A default under the fourth bullet point above will not constitute an Event of Default with respect to a series of debt securities until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us of the default and such default is not cured within 60 days after receipt of notice.

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series, but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•	all existing Events of Default with respect to that series have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

The Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense that may be incurred in exercising such rights or powers. No holder of debt securities of any series may pursue any remedy with respect to the Indenture or the debt securities of that series, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense to be incurred in pursuit of the remedy;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that is inconsistent with such request within such 60-day period.

This provision does not, however, affect the right of a holder to sue for enforcement of any overdue payment respecting its own debt securities.

The holders of a majority in principal amount of the outstanding debt securities of each series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the Indenture;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of Events of Default

Upon the occurrence of a Default or an Event of Default, we are required to give written notice to the Trustee and indicate what action we propose to take to cure it. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we have complied with all covenants contained in the Indenture or whether any Default or Event of Default has occurred during the previous year.

If a Default with respect to the debt securities of a particular series occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of debt securities of that series a notice of the Default within 90 days after the Default occurs. Except in the case of a Default in the payment of principal, premium, if any, or interest with respect to the debt securities of any series, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders of debt securities of that series.

Amendments and Waivers

We may amend the Indenture without the consent of any holder of debt securities to:

•	cure any ambiguity, defect or inconsistency;

•	make any change in respect of any other series of debt securities issued under the Indenture that is not applicable to such series;

•	provide for the assumption by a successor of our obligations under the Indenture;

•	secure the debt securities;

•	add covenants for the protection of the holders or surrender any right or power conferred upon us;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee;

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

•	establish the form or terms of debt securities of any series to be issued under the Indenture.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of any outstanding debt securities that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, if any, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities, other than in accordance with the Indenture;

•	make any change to an amendment provision which requires each holder’s consent; or

•	make any change in the waiver provisions.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to all holders of debt securities of an affected series a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in principal amount of the outstanding debt securities of each affected series may, on behalf of all holders of debt securities of that series, waive any past Default or Event of Default with respect to that series, except one in respect of:

•	the payment of principal of, premium, if any, or interest on any debt securities of that series; or

•	a provision of the Indenture that cannot be amended without the consent of the holder of each outstanding debt security affected.

Defeasance and Discharge

At any time, we may terminate all our obligations under the Indenture as they relate to a particular series of debt securities, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate some of our obligations under the Indenture, including our obligations:

•	relating to the defeasance trust, including the rights of holders to receive payments from the trust;

•	to register the transfer or exchange of the debt securities of that series;

•	to replace mutilated, destroyed, lost or stolen debt securities of that series; or

•	to maintain a registrar and paying agent in respect of the debt securities of that series.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under or the operation of:

•	some of the covenants applicable to a series of debt securities, including any covenant that is added specifically for such series and is described in a prospectus supplement; and

•	any Event of Default that is added specifically for such series and described in a prospectus supplement.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the defeased series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an Event of Default that is added specifically for such series and described in a prospectus supplement.

In order to exercise either defeasance option, we must:

•	irrevocably deposit in trust with the Trustee money or U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or stated maturity, as the case may be;

•	comply with certain other conditions, including that no Default with respect to that series has occurred and is continuing after the deposit in trust; and

•	deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the IRS or other change in applicable federal income tax law.

In the event of any legal defeasance, holders of the debt securities of the defeased series would be entitled to look only to the trust fund for payment of principal of and any premium and interest on their debt securities through maturity.

Although the amount of money and U.S. government obligations on deposit with the Trustee would be intended to be sufficient to pay amounts due on the debt securities of a defeased series at the time of their stated maturity, if we exercise our covenant defeasance option for the debt securities of any series and the debt securities are declared due and payable because of the occurrence of an Event of Default, such amount may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such Event of Default. We would remain liable for such payments, however.

In addition, we may discharge all our obligations under the Indenture with respect to debt securities of a particular series, other than our obligation to register the transfer of and exchange such debt securities, provided that we either:

•	deliver all outstanding debt securities of such series to the Trustee for cancellation; or

•	all such debt securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are called for redemption within one year, and in the case of this bullet point, we have deposited with the Trustee in trust an amount of cash sufficient to pay the entire indebtedness of such debt securities, including interest to the stated maturity or applicable redemption date.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be registered in the name of DTC’s nominee, Cede & Co., and deposited with or on behalf of DTC, and we will not issue physical certificates to any holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities.

Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.”

Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and in any case a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

The Trustee

The prospectus supplement relating to any series of debt securities will identify the Trustee.

The Indenture limits the right of the Trustee, if it becomes our creditor, to obtain payment of claims in some cases, or to realize for its own account on property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in some other transactions. However, if it acquires any conflicting interest after a Default has occurred under the Indenture and is continuing, it must eliminate the conflict or resign as Trustee.

If an Event of Default occurs and is not cured or waived, the Trustee is required to exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of debt securities unless they have offered to the Trustee reasonable security and indemnity against the costs and liabilities that it may incur.

The Trustee may be a depositary for funds of, may make loans to and may perform other routine banking services for us and our affiliates in the normal course of business.

Governing Law

The Indenture and the debt securities will be governed by the laws of the State of New York.

Certain Definitions

As used in this description:

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person,

•	any other Person of which more than 50% of the total voting power of capital interests (without regard to any contingency to vote in the election of directors, managers, trustees, or equivalent persons), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person;

•	in the case of a partnership, any Person of which more than 50% of the partners’ capital interests (considering all partners’ capital interests as a single class), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person; or

•	any other Person in which such Person or one or more of the Subsidiaries of such Person have the power to control, by contract or otherwise, the board of directors, managers, trustees or equivalent governing body of, or otherwise control, such other Person.

DESCRIPTION OF CAPITAL STOCK

As of September 25, 2003, our authorized capital stock was 75,000,000 shares. Those shares consisted of: (a) 15,000,000 preferred shares, none of which were outstanding; and (b) 60,000,000 common shares, no par value. As of September 18, 2003, 42,454,757 common shares were outstanding.

Common Shares

Listing

Our outstanding common shares are listed on the New York Stock Exchange under the symbol “RYN.” Any additional common shares we issue also will be listed on the New York Stock Exchange.

Dividends

Subject to the rights of any series of preferred shares that we may issue, the holders of common shares may receive dividends when and as declared by the board of directors. Dividends may be paid in cash, shares or other form out of legally available funds.

Fully Paid

All outstanding common shares are fully paid and non-assessable. Any additional common shares we issue will also be fully paid and non-assessable.

Voting Rights

Subject to any special voting rights of any series of preferred shares that we may issue in the future, the holders of common shares may vote one vote for each share held in the election of directors and on all other matters voted upon by our shareholders. Holders of common shares may not cumulate their votes in the election of directors.

Other Rights

We will notify common shareholders of any shareholders’ meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders, if any. The holders of common shares have no preemptive rights. Common shares are not subject to any redemption provisions and are not convertible into any other securities.

Preferred Shares

The following description sets forth certain general terms and provisions of our authorized preferred shares. If we offer preferred shares, the specific designations and rights will be described in the prospectus supplement relating to the preferred shares offered, including the following terms:

•	the title of the preferred shares;

•	the series, the number of shares offered and the liquidation value of the preferred shares;

•	the price at which the preferred shares will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred shares;

•	the liquidation preference of the preferred shares;

•	the voting rights of the preferred shares;

•	whether the preferred shares are redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred share are convertible or exchangeable for any other securities, and the terms of any such conversion;

•	any listing of the preferred shares on any securities exchange;

•	the relative ranking and preferences of the preferred shares as to dividend rights and rights upon liquidation and dissolution or winding up; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred shares.

Our articles of incorporation limit the amount any holder of preferred shares is entitled to receive upon an involuntary liquidation of Rayonier Inc. to $100 per preferred share. The description of the terms of the preferred shares to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the articles of amendment relating to the applicable series of preferred shares. The registration statement of which this prospectus forms a part will include the articles of amendment as an exhibit or incorporate it by reference.

Our board of directors can, without approval of shareholders, issue one or more series of preferred shares. Subject to the provisions of our articles of incorporation and limitations prescribed by North Carolina law, our board of directors may adopt resolutions to determine the number of shares of each series and the rights, preferences and limitations of each series, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred shares, the number of shares constituting each series and the terms and conditions of issue. Under certain circumstances, preferred shares could restrict dividend payments to holders of our common shares.

Undesignated preferred shares may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of preferred shares may adversely affect the rights of the holders of our common shares. For example, any preferred shares issued may rank prior to our common shares as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into common shares. As a result, the issuance of preferred shares may discourage bids for our common shares or may otherwise adversely affect the market price of our common shares or any existing preferred shares.

The preferred shares will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions in our articles of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts.

Classified board of directors and limitations on removal of directors

Our articles of incorporation provide that the board of directors is divided into three classes as nearly equal in number as possible. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of shareholders. Directors can be removed only for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes a continuity of existing management.

Blank check preferred shares

Our certificate of incorporation authorizes the issuance of blank check preferred shares. The board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred shares and could issue such shares in either private or public transactions. In some circumstances, the blank check preferred shares could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Amendment to our bylaws

Our bylaws may be amended or repealed by our board of directors, including any bylaw adopted, amended or repealed by our shareholders.

North Carolina Shareholder Protection Act

The North Carolina Shareholder Protection Act generally requires the affirmative vote of 95% of a public corporation’s voting shares to approve a “business combination” with any person that a majority of continuing directors determines beneficially owns, directly or indirectly, more than 20% of the voting shares of the corporation (or ever owned more than 20% and is still an “affiliate” of the corporation) unless the fair price provisions and the procedural provisions of the act are satisfied.

“Business combination” is defined by the statute as (i) any merger, consolidation or conversion of a corporation with or into any other entity, (ii) any sale or lease of all or any substantial part of the corporation’s assets to any other entity, or (iii) any purchase or lease from any other entity of assets having a value of more than $5,000,000 in exchange for securities of the corporation.

The act contains provisions that allowed a corporation to “opt out” of the applicability of the act’s voting provisions within specified time periods that generally have expired. The act applies to Rayonier since we did not opt out within these time periods.

Special Meetings of Shareholders

Neither our articles of incorporation nor our bylaws give shareholders the right to call a special meeting of shareholders. Our bylaws provide that special meetings of shareholders may be called only by our board of directors.

Limitation of Liability of Officers and Directors

Our articles of incorporation limit the liability of our directors to us and our shareholders to the fullest extent permitted by North Carolina law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s duty in such capacity, except for liability:

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful distributions as provided in Section 55-8-33 of the North Carolina Business Corporation Act; or

•	for any transaction from which the officer or director derived an improper personal benefit.

Our articles of incorporation also provide indemnification to our directors and officers to the maximum extent allowed by North Carolina law as it exists now or may hereafter be amended. Our directors and officers generally are entitled to indemnity against all liabilities and expenses in any suit or preceding, including a derivative suit, arising out of their status or activities as directors or officers, unless the actions taken by the individual to be indemnified were at the time taken known or believed by him to be clearly in conflict with our best interests.

The inclusion of these provisions in our articles of incorporation may reduce the likelihood of derivative litigation against our directors, and may discourage or deter shareholders or management from bringing a lawsuit against our directors for breach of their duties, even though such an action, if successful, might have otherwise benefited us and our shareholders. These provisions do not alter the liability of directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

Transfer Agent and Registrar

Our transfer agent and registrar of the common shares is The Bank of New York.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus (1) through agents; (2) through underwriters or dealers; (3) directly to one or more purchasers, including our affiliates and shareholders in a rights offering; or (4) through a combination of any of these methods. In addition, we may issue the offered securities as a dividend or distribution. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the securities;

•	the net proceeds from the sale of the securities;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Securities offered by us pursuant to this prospectus may be sold through agents designated by us. Unless otherwise indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless otherwise indicated in the prospectus supplement, the underwriters must purchase all the securities of the series offered by a prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If dealers are used in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Securities offered by us pursuant to this prospectus may also be sold directly by us. In this case, no underwriters or agents would be involved.

We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in the prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, as amended (the “Securities Act”), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

The securities (other than common shares) offered by this prospectus and any prospectus supplement, when first issued, will have no established trading market. Any underwriters or agents to or through whom such securities are sold by us for public offering and sale may make a market in such securities, but these underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any of these securities (other than common shares).

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material federal income tax considerations and consequences of the ownership and disposition of our common shares after our conversion to a REIT. For purposes of this section, we refer to our common shares after our conversion to a REIT as “REIT common shares.”

The discussion does not address the tax consequences that may be relevant to particular shareholders subject to special treatment under certain federal income tax laws, such as dealers in securities, traders in securities who elect to mark to market, banks, insurance companies, regulated investment companies, shareholders who receive our REIT common shares through the exercise of employee stock options or otherwise as compensation, persons holding our REIT common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, tax-exempt organizations (except to the extent discussed under the heading “Taxation of Tax-Exempt Shareholders of Rayonier”) or non-United States persons (except to the extent discussed under the heading “Taxation of Non-U.S. Shareholders of Rayonier”). This discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. For purposes of this discussion, references to Rayonier mean only Rayonier Inc., and various wholly-owned entities that for federal tax purposes will be disregarded as entities separate from Rayonier Inc., including Rayonier Timberlands Operating Company, L.P.

For purposes of the following discussion, a U.S. shareholder is a holder of our REIT common shares who, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any state or under the laws of the District of Columbia, unless Treasury regulations provide otherwise;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust whose administration is under the primary supervision of a U.S. court and with respect to which one or more U.S. persons have the authority to control all substantial decisions of the trust.

Except where noted and as to statements of fact, all legal conclusions in this section represent the opinion of Vinson & Elkins L.L.P. The information in this discussion and the opinions of Vinson & Elkins L.L.P. expressed herein are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Code, existing administrative interpretations and practices of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and judicial decisions will not significantly change the current law or adversely affect existing interpretations of current law.

The tax consequences of holding our REIT common shares will depend on a shareholder’s particular tax circumstances. Prospective holders of our REIT common shares are urged to consult their tax advisors regarding the specific federal, state, local and foreign income and other tax consequences of ownership and disposition of our REIT common shares.

Recent Legislation

On May 28, 2003, the President of the United States signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, referred to herein as the “Jobs and Growth Tax Act.” The Jobs and Growth Tax Act reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008). The Jobs and Growth Tax Act also generally taxes “qualified dividend income” of individual U.S. shareholders at the same rate as net capital gain, thus reducing the maximum individual tax rate for such dividends from 38.6% to 15% (for tax years from 2003 through 2008). “Qualified dividend income” generally includes dividends received from regular domestic corporations and from certain “qualified foreign corporations,” provided certain required share holding periods are met.

Under the Jobs and Growth Tax Act, dividends paid by a REIT from rental income and other REIT operations that generate ordinary income rather than capital gains generally are not qualified dividend income and continue to be taxed at ordinary rates of up to 35%. Dividends paid by a REIT will be treated as qualified dividend income, however, to the extent that (i) the REIT itself has qualified dividend income—such as dividends from taxable REIT subsidiaries (“TRSs”)—for the taxable year in which the dividend was paid and (ii) the REIT designates such dividends as qualified dividend income. Qualified dividend income of a REIT for this purpose also includes the sum of (x) the excess of the REIT’s “real estate investment trust taxable income” for the preceding year, which will typically include any income that the REIT does not distribute to its shareholders, over the tax payable by the REIT on such income, and (y) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year. See “Taxation of Rayonier—General” for a discussion of the tax on built-in gain of a REIT.

In addition, capital gain dividends (that is, designated distributions of net capital gain) paid by REITs are eligible for the new maximum 15% rate applicable to individuals. See “Taxation of Shareholders—Taxation of Taxable Domestic Shareholders—Distributions.”

Because we expect that a substantial proportion of our income as a REIT will consist of capital gain realized from certain timber cutting contracts subject to Section 631(b) of the Code (see “Taxation of Rayonier—Income Tests”) and of qualifying dividend income received from TRSs, we anticipate that most of the taxable portion of our distributions paid after our conversion to REIT status will be eligible for the maximum 15% tax rate provided by the Jobs and Growth Tax Act as either long-term capital gain or qualified dividend income.

The reduced tax rate on qualified dividend income and long-term capital gains provided by the Jobs and Growth Tax Act is eliminated for tax years beginning after December 31, 2008. Without future congressional action, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will increase to 35% in 2009 and 39.6% in 2011.

Taxation of Rayonier

General.

Under federal income tax law, if certain detailed conditions imposed by the Code and related Treasury Regulations are satisfied, an entity that invests principally in real estate and that would otherwise be subject to tax as a corporation may elect to be treated as a REIT for federal income tax purposes. These conditions relate, in part, to the nature of the entity’s assets and income. Provided we qualify to be subject to tax as a REIT, we will generally not be subject to federal corporate income tax on taxable income that we distribute to our shareholders each year. This treatment substantially eliminates the “double taxation” that ordinarily applies to regular corporations that are subject to taxation once at the corporate level, when income is earned, and again at the shareholder level, when that income is distributed.

We expect to elect to be treated as a REIT commencing with our taxable year ending December 31, 2004, upon the filing of our federal income tax return for that year. We intend to be organized and to operate in such a manner as to qualify for taxation as a REIT. In addition, as described more fully under “Income Tests” below, we have received a private letter ruling from the IRS substantially to the effect that our timberlands, including our timberlands that are subject to certain timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests discussed below and that the gains we derive from these timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests.

In the opinion of Vinson & Elkins L.L.P., commencing with the taxable period ending December 31, 2004, we will be organized in conformity with the requirements for qualification as a REIT, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. The opinion of Vinson & Elkins L.L.P. is based on various assumptions relating to our organization and operation, our subsidiaries and affiliated entities and is conditioned upon representations made by our management regarding the organization, the assets and the past, present and future conduct of our business operations, our subsidiaries and affiliated entities. The opinion of Vinson & Elkins L.L.P. is based upon facts, representations and assumptions as of the date of this prospectus, and Vinson & Elkins L.L.P. has no obligation to advise us or holders of our REIT common shares of any subsequent change in the matters stated, represented or assumed or any subsequent change in applicable law. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, our subsidiaries and affiliated entities, no assurance can be given by Vinson & Elkins L.L.P. or by us that we will so qualify for any particular year. In addition, you should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “—Failure to Qualify as a REIT.”

Our qualification and taxation as a REIT will depend upon our ability to meet on an ongoing basis the various qualification tests discussed below, our compliance with which will not be reviewed by Vinson & Elkins L.L.P. on a continuing basis. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by Vinson & Elkins L.L.P. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us, our subsidiaries and affiliated entities. Such values may not be susceptible to precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Provided we qualify for taxation as a REIT, we will generally not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute to our shareholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its shareholders. We will, nonetheless, be subject to federal tax under certain circumstances, including the following:

•	We will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, “—Annual Distribution Requirements” with respect to our ability to elect to treat as having been distributed to shareholders certain of our capital gains upon which we have paid taxes, in which event the taxes that we have paid with respect to such income would be available as a credit or refund to shareholders.

•	If in a taxable transaction we dispose of an asset held at the REIT level that we owned at the time of our REIT conversion which had a fair market value on the conversion date in excess of its tax basis, referred to as “built-in gain,” we will be subject to tax on the built-in gain at the highest regular corporate rate applicable if the disposition of that asset occurs during the ten year period following our REIT conversion. In addition, if we acquire an asset from a corporation that is subject to corporate-level tax under subchapter C of the Code in a transaction in which our basis in the asset is determined by reference to the transferor’s basis (a “carryover basis transaction”), we will similarly be subject to tax at the highest regular corporate rate applicable if we recognize gain on a disposition of the asset during the ten year period following our acquisition of the asset. Income derived from the harvesting and sale of timber pursuant to certain timber cutting contracts (as opposed to gain derived from the sale of timberlands) is not subject to this built-in gains tax. Thus, we will not be subject to the built-in gains tax on the income we derive from the harvesting and sale of timber from timberlands we held at the time of our REIT conversion or from timberlands we acquire in the future in a carryover basis transaction from a corporation subject to tax under subchapter C if sold pursuant to such timber cutting contracts.

•	We may be subject to the “alternative minimum tax” on certain of our items of tax preference.

•	If we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test as discussed below but have otherwise maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (2) a fraction intended to reflect our profitability.

•	We will be required to pay a 4% excise tax on the amount by which our annual distributions to shareholders are less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, other than capital gain income we elect to retain and pay tax on and (3) any undistributed taxable income from prior periods, other than capital gains from such years which we elect to retain and pay tax on.

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a TRS if and to the extent that the IRS successfully adjusts the reported amounts of these items.

In addition, we, including our subsidiaries and affiliated entities, may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations.

Requirements for Qualification.

To qualify as a REIT, we must elect to be so treated and must meet the requirements, discussed below, relating to our organization, our share ownership, sources of income, nature of assets and distributions of income.

Organizational and Ownership Requirements.

A REIT is a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities); and

(7)	which meets other tests described below, including with respect to the nature of its income and assets.

Conditions (1) through (4) must be met during the entire taxable year, and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Though our charter will not provide restrictions regarding transfers of our shares, we anticipate that the current diversity of our shareholder base will continue and that we will satisfy the share ownership requirements described in conditions (5) and (6) above. In rendering its opinion that we are organized in a manner that permits us to qualify as a REIT, Vinson & Elkins L.L.P. is relying on our representations that the ownership of our shares satisfies the share ownership requirements set forth in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must request written statements each year from the record holders of significant percentages of our shares in which the record holders are to disclose the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this request must be maintained as part of our records. Our failure to comply with these record keeping requirements could subject us to monetary penalties. A shareholder that fails or refuses to comply with the request is required by applicable Treasury Regulations to submit a statement with his tax return disclosing his actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed tax E&P that is attributable to a C corporation taxable year. We expect to have distributed all of our current and accumulated non-REIT tax E&P on or prior to December 31, 2003. The calculation of such E&P, however, is a complex factual and legal determination. We may have less than complete information at the time we undertake our analysis or may interpret the applicable law differently than the IRS. There can be no assurances that the IRS will agree with our determination of our current and accumulated E&P, and there are uncertainties regarding the amount of such E&P. These uncertainties include the possibility that the IRS could, upon audit, increase our taxable income, which would increase our accumulated E&P.

Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly-owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Other entities that are wholly-owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries and disregarded entities are sometimes referred to herein as “pass-through subsidiaries.”

Taxable REIT Subsidiaries.    A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its taxable income.

A REIT is not treated as holding the assets of a TRS or as receiving directly any income that a TRS earns. Rather, the shares of a TRS are an asset in the hands of the REIT, and the REIT recognizes as income any dividends that it receives from a TRS. This treatment can affect the income and asset test calculations that apply to the REIT, as described below.

Partnerships.    A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, described below.

Income Tests.

In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements. First, for each taxable year we must derive, directly or indirectly, at least 75% of our gross income from investments relating to real property or mortgages on real property (including “rents from real property” and “gain from the sale or other disposition of real property”) other than property held primarily for sale to customers in the ordinary course of business or from certain types of temporary investments. Second, for each taxable year we must derive, directly or indirectly, at least 95% of our gross income from real property investments that satisfy the 75% test, dividends, interest and gain from the sale or disposition of shares or securities (or from any combination of the foregoing).

In addition, if we should realize any taxable income from the sale or other disposition of property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any partnership in which we are a partner) then such income would be treated as income from a “prohibited transaction” and would not count for purposes of applying the 95% and 75% gross income tests. Such income would, however, be subject to a 100% tax. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

Rents that we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. Substantially all of the rental income that we have received in the past and anticipate to receive in the future is derived from hunting leases, beekeeping leases, leases for the use of real property to erect and maintain billboards on property adjacent to certain public thoroughfares and the rental of rights of way through certain properties. Any income we receive from such leases and other property interests will constitute “rents from real property” under the applicable rules. While it is not expected that we will receive a substantial amount of rental income, we will take steps to ensure that any such rental income will qualify as “rents from real property” for purposes of the 75% and 95% gross income tests.

In addition, we have received a private letter ruling from the IRS substantially to the effect that our timberlands, including those timberlands that are subject to certain timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests, and that our gains derived from these timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests. In reaching these conclusions, the IRS expressly relied upon a representation from us that our disposal of timber pursuant to these timber cutting contracts will qualify as disposal of timber under Section 631(b) of the Code.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests is due to reasonable cause and not due to willful neglect, we attach to our tax return a schedule of the sources of our income, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. As discussed above under “General,” even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

Asset Tests.

At the close of each calendar quarter, we must satisfy the following tests relating to the nature of our assets:

•	First, at least 75% of the value of our total assets must consist of:

•	interests in real property (such as timberlands), including leaseholds and options to acquire real property and leaseholds;

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in mortgages on real property;

•	shares in other REITs; and

•	investments in shares or debt instruments during the one-year period following the receipt of new capital raised through equity offerings or offerings of debt with at least a five-year term.

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

For purposes of the second and third asset tests, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or a TRS, or equity interests in a partnership. The 10% value test does not take into account “straight debt” issued by an individual or any entity if we hold no other securities issued by such entity, or by a partnership if we own at least a 20% profits interest in the partnership.

As of the date of this prospectus, more than 75% of the fair market value of our assets will consist of timberlands owned in fee or held under long-term leases, and we expect that, at all times after the date of this prospectus, more than 75% of our assets owned directly and indirectly will consist of fee ownership and leasehold interests in timberland. Accordingly, we believe that we will be able to meet the 75% test described above on a going forward basis.

We will own through a wholly-owned subsidiary holding company all of the outstanding shares of our various corporate subsidiaries that are engaged in the business of purchasing and harvesting timber and manufacturing timber products. These subsidiaries will own and operate businesses that we, as a REIT, would not be permitted to own and operate directly. We will elect to treat our subsidiary holding company that will hold directly or indirectly all of the shares of these corporate subsidiaries as a TRS. In addition, we will hold our shares in certain of our foreign subsidiaries through our TRS holding company.

The board of directors will determine the value of Rayonier’s assets for the purpose of ascertaining compliance with the REIT asset tests. Such a determination is binding upon the IRS so long as our board of directors acts in good faith. It is not known whether our board of directors will rely upon third parties in making its determinations as to the value of our various assets.

If we fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if (1) we satisfy all of the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arises from changes in the market values of our assets and is not wholly or partly caused by our acquisition of one or more non-qualifying assets. If we do not satisfy the condition described in clause (2) of the preceding sentence, we still can avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arises.

Annual Distribution Requirements.

In order to qualify as a REIT, we are required to make distributions (other than capital gain dividends) to our shareholders in an amount at least equal to (1) the sum of (a) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that we do not distribute (or we are not treated as having distributed) all of our capital gain or we distribute (or we are treated as having distributed) at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the undistributed income at regular corporate tax rates. If we should fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year (other than capital gain income that we elect to retain and pay tax on as provided for below) and (3) any undistributed taxable income from prior periods (other than capital gains from such years which we elected to retain and pay tax on), we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

We may elect to retain rather than distribute our net long-term capital gains. The effect of this election is that:

•	we would be required to pay the tax on such gains at regular corporate tax rates;

•	our shareholders, although required to include their proportionate share of the undistributed long-term capital gain in income, would receive a credit or refund for their share of the tax paid by us; and

•	the basis of a shareholder’s stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of the tax on capital gains paid by us which was included in income by the shareholder).

It is possible that we, from time to time, may not have sufficient cash or other liquid assets to meet the annual distribution requirements described above due to timing or other differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of such income and deduction of such expenses in arriving at its taxable income. If we encounter this situation, we may elect to retain the capital gain and pay the tax on the gain. Nevertheless, in order to pay such tax or otherwise meet the distribution requirements, we may find it necessary to arrange for short or possibly long-term borrowings, issue equity, or sell assets.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT.

If we fail to qualify for taxation as a REIT in any taxable year and if the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us and, in fact, would not be required to be made. In such event, all distributions to shareholders would be subject to tax as ordinary income (and, through the 2008 tax year, as qualified dividend income to individual U.S. shareholders), to the extent of our current and accumulated E&P. Subject to certain limitations, corporate U.S. shareholders may be eligible for the dividends received deduction. If having qualified as a REIT, we later fail to so qualify, unless entitled to relief under specific statutory provisions, we will be disqualified from being eligible to be subject to tax as a REIT for the four taxable years following the year during which our REIT qualification was lost.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders.

Distributions.    Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of current or accumulated E&P, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income. As a REIT, our distributions to corporate U.S. shareholders will not be eligible for the dividends received deduction. Under the Jobs and Growth Tax Act, dividends (other than capital gain dividends) paid by a REIT from rental income and other REIT operations generally are not qualified dividend income and continue to be taxed at ordinary rates of up to 35%. Dividends paid by a REIT will be treated as qualified dividend income, however, to the extent that (i) the REIT itself has qualified dividend income—such as dividends from TRSs—for the taxable year in which the dividend is paid and (ii) the REIT designates such dividends as qualified dividend income. Qualified dividend income of a REIT will also include the sum of (x) the excess of the REIT’s “real estate investment trust taxable income” for the preceding year, which will typically include any income that the REIT does not distribute to shareholders, over the tax payable by the REIT on such income, and (y) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year. See “Taxation of Rayonier—General” for a discussion of the tax on built-in gain of a REIT.

Distributions from us that are designated as capital gain dividends will generally be taxed to shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder has held our common shares. A similar treatment will apply to long-term capital gains retained by us, to the extent that we elect the application of provisions of the Code that treat shareholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to shareholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Long-term capital gains are generally taxable at maximum federal rates of 15% (through the 2008 tax year) in the case of shareholders who are individuals, and 35% in the case of shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

Because we expect that most of our income as a REIT will consist of capital gain realized from certain timber cutting contracts subject to Section 631(b) of the Code (see “Taxation of Rayonier—Income Tests”) and of qualifying dividend income received from TRSs, we anticipate that most of the taxable portion of our distributions paid after our conversion to REIT status will be eligible for the maximum 15% rate of tax, as either long-term capital gain or qualified dividend income, through the 2008 tax year.

Distributions in excess of our tax earnings will be treated as a nontaxable return of basis to a shareholder until the shareholder has received a return of that basis. Thereafter, any such excess will be treated as gain from the sale of the shareholder’s shares. We expect to make distributions that will substantially exceed our tax earnings.

The reduced rate on qualified dividend income and long-term capital gains provided by the Jobs and Growth Tax Act is eliminated for tax years beginning after December 31, 2008. Without future congressional action, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will increase to 35% in 2009 and 39.6% in 2011.

Dividends declared by us on our REIT common shares in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their income tax returns any of our net operating losses or capital losses. We will notify each shareholder after the close of our taxable year as to the portions of our distributions attributable to that year which constitute ordinary income, capital gain or a return of capital.

Sale of Our Common Shares.    Upon any sale or other taxable disposition of our common shares, a U.S. shareholder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on such sale or other disposition and (2) the holder’s adjusted basis in its shares for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset and will be eligible for the maximum 15% rate of tax provided by the Jobs and Growth Tax Act through the 2008 tax year if such shares have been held for more than one year, as discussed above under “Distributions.” In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of our common shares that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by such U.S. Holder which were treated as long-term capital gains.

Taxation of Tax-Exempt U.S. Shareholders.

Distributions that we make to a shareholder that is a tax-exempt entity will not constitute “unrelated business taxable income” (“UBTI”), provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

Notwithstanding the preceding paragraph, however, a portion of the dividends we distribute may be treated as UBTI to certain United States private pension trusts if we are treated as a “pension-held REIT.” We do not anticipate that we will be so treated. If we were to become a pension-held REIT, however, special rules would apply to certain United States pension trusts that hold more than 10% of our shares.

Taxation of Non-U.S. Shareholders.

The rules governing U.S. federal income taxation of the ownership and disposition of our REIT common shares by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, “non-U.S. shareholders”) are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income tax law and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. shareholder in light of his particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that we will qualify for taxation as a REIT. Non-U.S. shareholders should consult their tax advisors to determine the impact of federal, state, local and foreign tax laws with regard to the ownership and disposition of our REIT common shares (including reporting requirements) in light of their individual investment circumstances. As discussed below, because of the nature of our income, investment in our REIT common shares by non-U.S. shareholders may be less favorable than investments in REITs whose principal activity is not timber-related.

Distributions to Non-U.S. Shareholders.    Under the Foreign Investors in Real Property Tax Act (“FIRPTA”), distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by us of U.S. real property interests will cause the non-U.S. shareholder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. shareholders would thus generally be subject to tax at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Such gain may also be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation. We are generally required to withhold 35% of any distribution that is or can be designated as a U.S. real property capital gains dividend. The amount withheld is creditable against a non-U.S. shareholder’s U.S. federal income tax liability. It should be emphasized that the income we receive under timber cutting contracts subject to Section 631(b) of the Code will be characterized for federal income tax purposes as gain from the sale or other disposition of real property and that we will withhold at the 35% rate on distributions to non-U.S. shareholders attributable to such gain realized in respect of our timber cutting contracts.

The portion of dividends received by non-U.S. shareholders payable out of our E&P which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. shareholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, non- U.S. shareholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of our common shares. In cases where the dividend income from a non-U.S. shareholder’s investment in our common shares is (or is treated as) effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder will generally be subject to U.S. federal income tax at graduated rates, in the same manner that U.S. shareholders are subject to tax with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a foreign corporation).

Under the applicable U.S. Treasury Regulations, to obtain a reduced rate of withholding under a treaty, a non-U.S. shareholder is required to either (1) provide an IRS Form W-8BEN certifying such non-U.S. shareholder’s entitlement to benefits under a treaty together with, in certain circumstances, additional information or (2) satisfy certain other applicable treaty certification requirements. The Treasury Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those persons or entities holding an interest in such entity. Non-U.S. shareholders who hold our common shares through U.S. pass-through entities should consult their tax advisors.

Distributions in excess of our current and accumulated E&P to non-U.S. shareholders will not be subject to tax to the extent that they do not exceed the adjusted basis of the shareholder’s common shares, but rather will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder’s common shares, they will give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. If we are unable to determine at the time we make a distribution whether or not the distribution will be in excess of current and accumulated E&P, the entire amount of the distribution will be subject to withholding at the same rate as a dividend. However, amounts so withheld will be refundable to the extent we subsequently determine that such amounts were in excess of our current and accumulated E&P. If we determine at the time we make a distribution that all or part of the distribution will be in excess of our current and accumulated E&P, we will be required to withhold 10% of that portion of the distribution that will be in excess of our current and accumulated E&P.

Sale of Our Common Shares.    Gain recognized by a non-U.S. shareholder upon the sale or exchange of our common shares will generally not be subject to U.S. taxation unless such shares constitute a “United States real property interest” within the meaning of FIRPTA. Our common shares will not constitute a United States real property interest so long as we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. shareholders. We believe that we will be a domestically controlled REIT; however, no assurance can be given that we will always be a domestically controlled REIT. If we are not a domestically-controlled REIT, gain arising from the disposition of our common shares by a non-U.S. shareholder will not be subject to tax, provided that such shares are publicly-traded on an established securities market (as determined under applicable Treasury Regulations) and the shareholder holds 5% or less of our outstanding shares during the five-year period ending on the date of disposition.

Notwithstanding the foregoing, a non-U.S. shareholder will be subject to tax on gain from the sale or exchange of common shares not otherwise subject to FIRPTA if (i) the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met or (ii) the gain is effectively connected with the conduct of a trade or business in the United States by the non-U.S. shareholder. In such case, the nonresident alien individual will be subject to a 30% U.S. withholding tax on the amount of such individual’s gain.

Information Reporting and Backup Withholding.

U.S. Shareholders.    In general, information reporting requirements will apply to distributions on our REIT common shares and to payments of the proceeds of the sale of our REIT common shares to some U.S. shareholders, unless an exception applies. Further, the payor will be required to withhold backup withholding tax at the rate of 28% if:

•	the payee fails to furnish a taxpayer identification number (a “TIN”) to the payor or to establish an exemption from backup withholding;

•	the IRS notifies the payor that the TIN furnished by the payee is incorrect;

•	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3906(c) of the Code; or

•	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding.

Some U.S. shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. shareholder will be allowed as a credit against the U.S. shareholder’s United States federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Shareholders.    Generally, information reporting will apply to distributions on our common shares, and backup withholding at the rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our REIT common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of our common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Other Taxes

Any of Rayonier, our subsidiaries, affiliated entities or shareholders may be subject to foreign, state and local tax in various countries, states and localities, including those countries, states and localities in which they transact business, own property, or reside. The state, local or foreign tax treatment of us, our subsidiaries, affiliated entities and shareholders may differ from the federal income tax treatment described above. Consequently, holders of our REIT common shares should consult their tax advisors regarding the effect of foreign, state and local tax laws upon the ownership and disposition of our REIT common shares in light of their individual investment circumstances.

LEGAL MATTERS

Certain legal and tax matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York and Houston, Texas. Certain legal matters relating to North Carolina law will be passed upon for us by our North Carolina counsel, Womble Carlyle Sandridge & Rice, PLLC, Research Triangle Park, North Carolina. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated herein by reference from the Annual Report on Form 10-K/A of Rayonier Inc. for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.